NATIONAL BEVERAGE CORP. / 2012 ANNUAL REPORT



Refresh!


Refresh!

"We hold these truths to be self-evident . . ."

Our America needs our Passion and Love —

All of it — from all of us —

Regulated Opportunities – Heavily Taxed Responsibilities . . .

FIZZ ⁘ FIZZ ⁘ FIZZ ⁘ FIZZ ⁘ FIZZ ⁘ FIZZ ⁘ FIZZ ⁘

Responsibilities and Opportunities are truly identical twins at birth; incapable of existing alone, yet in conclusion or celebration, they each act alone and apart. To shoulder the opportunities in business today, quite different and much heavier than ever in my lifetime, one must resort to a discipline of mental and *physical* astuteness! There is more stamina and resilience necessary to cope with the successful conclusion of something, than the discipline necessary in attempting it! Today, in America, there exists a severe injustice in being a striver, an opportunist – in thinking entrepreneurial!! Absolutely!

Why now? . . . the negative influence of Power! *Divisiveness . . .*

Just imagine our America absent a President Jefferson, Lincoln, Roosevelt, Truman and others who didn't check the polls – but persevered to do the right thing – regardless! Those who led, while flying the flag of *Hope,* stimulated our great society's backbone . . . producing strivers, opportunity challengers and entrepreneurial builders of our great nation. These great American Presidents encouraged and incentivized all Americans to confront the challenges that made *her* great. Yes . . . Yankee ingenuity – an American walked upon the – moon!

National Beverage Corp. could not survive if it made products no one wanted, incurred debt our shareholders feared, or consistently failed at its plan. Employees are not *imprisoned,* nor are investors *locked in.* We are one of thousands of choices – for our consumers, customers, employees and investors. This last statement differentiates business and government – setting aside votes and compensation.

Our Company is in transition from a style/culture that created its original framework, to a more aggressive development mode. Also, the timing may initiate opportunistic innovations and alliances that will cause that curve to continue. The soft drink industry is more exciting today than ever; any time all corners of something are in motion, advances are forthcoming . . . healthier ingredients, guidance referenced package sizes, eco-friendly containers, efficient production techniques, distribution alternatives, maturing soft drink infrastructure and a smarter, health-conscious society of consumers! Many, many corners, lots of changes, a requisite for Innovation = A More Dynamic Future! *Certain of it . . .*

National Beverage Corp. is extremely fortunate in many ways, primarily due to its philosophy – culture – size and ownership. A parallel exists, reflecting on an economic crisis comparative: Greece/America; Banks Too Big To Fail/Banks Too Small To Survive; Large Governmental Agencies/Entrepreneurial Enterprises.

The culture/philosophy of an enterprise determines its Passion-Efficiency Index. Once the PEI is near correct, profits or results can be relied upon; more importantly – continually relied upon. (Imagine) a governmental agency or enterprise obtaining their results with management, whose only incentive is – 'if they want to or not.' Further, (imagine) a very large percentage do not agree with the philosophy and another larger group is being compromised with entitlements, coaxing them to perform. Additionally, every so often, words of ridicule about their workers come from the leaders of this governmental agency that just announced – paychecks are not forthcoming. A joke you say? *Certainly it is!*

This is how – America Inc. is presently managed!!

[Read the Article . . . *Our Big Fat Greek Habits!* WSJ August 8, 2012]

National Beverage's culture/philosophy prohibits this from Happening!!

At the FY 2011 Annual Shareholders meeting, we announced a fortification of our uniqueness by emphasizing: Focus – Function – Efficacy – Value! FY 2012 results confirmed that our agility/size affords us flexibility when abrupt surprises occur. Agility also enhances our ability to quickly develop and market new products, giving us an edge with Company-owned and independent distributors.

National Beverage's Crown Jewel . . . *Creativity/Innovation* – in a industry where the consumer's zest for 'different' – is a near daily priority. This natural *ingredient* is proprietary and runs as *liquid miracle* through the arteries of Team National. Over the upcoming months, several new brand themes are being introduced that will give our retail partners incremental use of space presently unmapped for revenue. Theme brand introduction, while creating 'new' sales space, is quite novel and innovative, placing us on an exciting new course . . . ***nuevo curso*** . . . ***nouveau cours*** . . . ***nuovo corso*** – we are loving it! More to come soon . . .
"Hi BisCus!"

National Beverage Corp.

Over the past decade, National Beverage has strongly emphasized offering healthier beverages to our consumers. We have lowered the caloric count in our flagship Shasta brand – with Shasta Oooh having zero calories, zero carbs and zero caffeine – long before zero was hip. Our Everfresh 1/2 (50% less calories), Sundance (reduced calories) and our all-natural, zero calorie LaCroix brand, all appeal to the health-conscious consumer.

Often, profound sincerity routinely expressed, no longer is thought of as genuine. Well, I want to reemphasize a *Titanium* commitment made to the intrepid shareholder/investor – that (formation) day long ago: "We will place your interests first; *All-Ways, Always, All Times!*" That promise continues . . .

Focus – Function – Efficacy – Value! While bold, for the *nucleus* of management, brand development, retailer partnerships and team building – they are *formidable* descriptives in the compassionate embrace with our . . . Shareholders!

Come on America – It's Time . . .

Writing this has been accompanied by viewing Olympian competitiveness! The Games have been a positive 'stimulator.' Americans everywhere crave the end of the *Un-Americanism* generated from the – *Number One's* Capitol retreat – daily! (The image of my *so* patriotic Grandfather, walking from Ellis Island, New York to a small village in southwestern Pennsylvania, *his new life – in his new America,* lives embedded in my heart!) Can it be? *America's Lamp of Hope – is out of fuel!*

At one point, the huge screen provided a startling paradox. In high resolution clarity, I witnessed a youngster give a breathtaking performance, locking up a Gold medal. Suddenly on screen, a political campaign ad; inapposite, there was the world's most powerful leader, performing as well – doing exactly contrary to what the youngster representing our great democratic stalwart, so gallantly just – *did!* There before my eyes, two American representatives; one, not yet mature but every ounce a champion – and the other, wearing the smile of a champ, exhibited inadequate 'practice' and 'little heart' as he failed to instill *Hope* into his neglected Americans. *No medal this time . . .*

The Greatest Leaders ever; Desperately needed to be!

Remember earlier, the man who walked from Ellis Island to Pennsylvania? Well he did it again, this time with a pregnant new wife. As was the custom, upon my birth, I was given my grandfather's name. So, I soon became his talking buddy; carting a large bowl of vegetables, doused with wine vinegar/olive oil, I often walked this lunch to him. Sitting, back-to-tree near his garden, hands motioning as he spoke his language, "Nicola, America was made for you and me" . . . biting on the tomato. I listened – "Here, you can be anything; all you have to do is want it bad enough and work hard! Here," cupping his hands together, "God holds you – like this, Nicola! Here . . . the Sun never sleeps." *He was right!*

Together . . . *All* Americans must wield profound courage, that gallant Americans before us so valiantly dared, while creating this – *the greatest nation on the planet!*

(What happened to the America that belonged to my Grandfather and me?)

Let's get it back on track again . . . Let's *Refresh* America's image . . . Let's truly *Refresh* hope . . . Let's absolutely *Refresh* our future – Now!!

Come on America – It's Time . . . Team National Will Do More Than Its Part!

Nick

Nick A. Caporella
Chairman & Chief Executive Officer

Now!

Let's do it, America . . .

Refresh!

Focus...


GALAXY

Shasta & Faygo – Turn of the century soft drinks . . .

True Americana icons that have endured and matured into favorites for the celebrations and patriotic times in our lives.


12 CANS
LA
OFFICIAL SOFT DRINK OF CHAMPIONS
Shasta Zazz
caffeine free
Grapefruit
Faygo
BIG 3 LITERS
Moon Mist
With A Real Kick
Shasta Very Cherry Twist
caffeine free
GALAXY

Ready – Set – *FOCUS* – Innovate . . .

. . . 21st century champions!

The tomorrow of carbonated soft drinks is a holiday in spirit; every bit refreshing and fun-filled and true to our heritage – also healthier for the health of our nation.

Every day – every way, our consumers know . . .
we are natural innovators.


RAW SUSTAINED ENERGY
rip it
ENERGY FUEL
SHOT
RED ZONE
EXTRA STRENGTH
rip it
ENERGY FUEL
EXTRA STRENGTH FORMULA
SHOT
G-FORCE
X-TRA ENERGY
rip it
IGNITER
Faygo
Original
ORANGE
Faygo
Original
REDPOP
NATURAL
COCONUT
SPARKLING
WATER
La Croix
CALORIE
SWEETENER
SODIUM
free
Shasta
Ginger
Ale
CAFFEINE FREE

Functional...

If it does something – it's Functional . . .

If Sir William was around today, he certainly would agree, *"Never say Ever . . . without saying Fresh!"* We feel that also applies to all of our good-for-you beverages. Look-alikes are just that . . . National Beverage dares to be – Functional!



Clear fruit
Cherry Blast
Clear fruit
Tangerine
CRANBERRY
JUICE COCKTAIL FROM CONCENTRATE
PURE
Everfresh
Pure 100% Apple Juice

"To Be . . . or Not to Be," Sir William Shakespeare is quoted. Certainly our aim is *"To Be . . . FUNCTIONAL!"*

If it does something great . . . it's *Ours!*

Reducing calories while increasing taste is not easy . . . but who said innovating was easy! Check out the great taste of our *better-for-you's.*



Everfresh
1/2
50% LESS CALORIES
PINEAPPLE JUICE
Everfresh
1/2
50% LESS CALORIES
CARROT-ORANGE
JUICE BEVERAGE
Sundance
Naturals
Half Tea
Half Lemonade
16 FL OZ (473 mL)
STRAWBERRY
WATERMELON
MEGA
SPORT

Efficacy...

Efficacy is to National Beverage Corp. . . .

The long tedious call of duty, as in war or the tough paramedic night, necessitates the use of a boost to achieve peak performance. Combine this with great taste and a refreshing thirst quencher – now, that's our definition of Efficacy.



rip it
ENERGY
TRIBUTE
ACTIVE MANDARIN
LIVE WILD LIME
COFFEE X ENERGY
rip it
JAVA-MITE
RAW SUSTAINED ENERGY
rip it
ENERGY FUEL
SHOT
CITRUS X
RAW SUSTAINED ENERGY
rip it
ENERGY FUEL
SHOT
RED ZONE
16
TEMPEST

Discriminating consumers are our choice, for they make *EFFICACY* a covenant!

What water is to . . . Rain!

All natural is a class of its own – nothing can come close to this statement, whether a beverage or a character or a philosophy.

Genuine to the core!


NATURAL
PEACH-PEAR
SPARKLING
WATER
La Croix
CALORIE
SWEETENER free
SODIUM
LEMON
SPARKLING
WATER
La Croix
CRAN-RASPBERRY
La Croix
ORANGE
SPARKLING
WATER
La Croix
CALORIE
SWEETENER free
SODIUM
12 FL OZ
(355 mL)
GRAPEFRUIT
[pamplemousse]
LaCroix

Value...

Flavor may be our name . . . but Value is our game!

The Value of faith; the Value of trust; the Value of promise; the Value of future; the Value of . . . Us!


Everfresh
premier
VARIETALS
PINK LADY
100% APPLE JUICE
Everfresh
premier
VARIETALS
GRANNY SMITH
LaCroix

*"**Focus—Function—Efficacy—Value!** While bold, for the <u>nucleus</u> of management, brand development, retailer partnerships and team building—they are formidable descriptives in the compassionate embrace with our . . . Shareholders!"*

National Beverage Corp.

Financial Review

Selected Financial Data

(In thousands, except per share and footnote amounts)	Fiscal Year Ended April 28, 2012	April 30, 2011	May 1, 2010	May 2, 2009	May 3, 2008[1]
SUMMARY OF OPERATIONS:					
Net sales	**$628,886**	$600,193	$593,465	$575,177	$566,001
Cost of sales	**415,629**	381,539	396,450	405,322	393,420
Gross profit	**213,257**	218,654	197,015	169,855	172,581
Selling, general and administrative expenses	**146,169**	155,885	145,159	131,918	138,447
Interest expense	**107**	99	120	107	109
Other (expense) income—net	**(85)**	(20)	(351)	967	1,053
Income before income taxes	**66,896**	62,650	51,385	38,797	35,078
Provision for income taxes	**22,903**	21,896	18,532	14,055	12,598
Net income	**$ 43,993**	$ 40,754	$ 32,853	$ 24,742	$ 22,480
PER SHARE DATA:					
Basic net income[2]	**$ .95**	$ .88	$ .71	$ .54	$ .49
Diluted net income[2]	**.95**	.88	.71	.54	.49
Closing stock price[2]	**14.68**	13.92	11.60	10.47	8.05
Cash dividends paid[3]	**—**	2.30	1.35	—	.80
BALANCE SHEET DATA:					
Cash and equivalents[3]	**$ 35,626**	$ 7,372	$ 68,566	$ 84,140	$ 51,497
Working capital[3]	**69,818**	30,930	92,898	117,840	89,396
Property, plant and equipment—net	**56,729**	55,337	53,401	56,141	57,639
Total assets[3]	**222,988**	182,810	240,359	265,682	239,122
Deferred income tax liability	**14,214**	14,548	15,597	16,517	16,624
Shareholders' equity[3]	**121,636**	80,336	141,572	170,012	144,625
Cash dividends paid[3]	**—**	106,314	62,295	—	36,711

(1) Fiscal 2008 consisted of 53 weeks.

(2) Basic net income per share is computed by dividing earnings applicable to common shares by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options. Net income per share and the closing stock price have been adjusted for the 20% stock dividend distributed on June 22, 2007.

(3) The Company paid cash dividends of $106.3 million ($2.30 per share) on February 14, 2011, $62.3 million ($1.35 per share) on January 22, 2010, and $36.7 million ($.80 per share) on August 17, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

National Beverage Corp. is a holding company for various subsidiaries that develop, manufacture, market and sell a diverse portfolio of beverage products. In this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries unless indicated otherwise.

Our brands include soft drinks, energy drinks and shots, juices, teas, still and sparkling waters and nutritionally enhanced beverages, and span both carbonated and non-carbonated offerings. In addition, we produce soft drinks for certain retailers ("Allied Brands") who also promote certain of our brands ("Strategic Alliances"). We employ a philosophy that demands vertical integration wherever possible and our vertically integrated manufacturing model unites the procurement of raw materials, production of concentrates and manufacturing of finished products in our twelve manufacturing facilities. To service a diverse customer base that includes numerous national retailers as well as hundreds of smaller "up-and down-the-street" accounts, we have developed a hybrid distribution system which promotes and utilizes customers' warehouse distribution facilities and our own direct-store delivery fleet plus the direct-store delivery systems of independent distributors.

We consider ourselves to be a leader in the development and sale of flavored beverage products. Our soft drink flavor development spans over 100 years originating with our flagship brands, Shasta® and Faygo®, and includes our Ritz® and Big Shot® brands. For the health-conscious consumer, we offer a diverse line of flavored beverage products, including Everfresh®, Home Juice® and Mr. Pure® 100% juice and juice-based products; LaCroix®, Crystal Bay® and Clear Fruit® flavored, sparkling and spring water products; and Àsanté® nutritionally-enhanced beverage. In addition, we produce and market Rip It® energy drinks and shots, Ohana® fruit-flavored non-carbonated drinks, Sundance® teas and lemonades and St. Nick's® holiday soft drinks. We refer to our portfolio of brands other than soft drinks as our "Power+ Brands."

Our strategy emphasizes the growth of our products by (i) offering a beverage portfolio of proprietary flavors with distinctive packaging and broad demographic appeal, (ii) supporting the franchise value of regional brands, (iii) appealing to the "quality-value" expectations of the family consumer and (iv) responding to demographic trends by developing innovative products tailored toward healthy lifestyles or designed to expand distribution in higher-margin channels.

The majority of our sales are seasonal with the highest volume typically realized during the summer months. As a result, our operating results from one fiscal quarter to the next may not be comparable. Additionally, our operating results are affected by numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products, competitive pricing in the marketplace and weather conditions.

RESULTS OF OPERATIONS

Net Sales Net sales for the fiscal year ended April 28, 2012 ("Fiscal 2012") increased 4.8% to $628.9 million as compared to $600.2 million for the fiscal year ended April 30, 2011 ("Fiscal 2011"). The sales improvement is due to case volume growth of 9.9% for our Power+ Brands and 1.4% for carbonated soft drinks. In addition, our unit pricing increased 1.3% due to price increases implemented to offset higher raw material costs.

Net sales for Fiscal 2011 increased 1.1% to $600.2 million as compared to $593.5 million for the fiscal year ended May 1, 2010 ("Fiscal 2010"). The sales improvement is due to case volume growth of 13.2% for our Power+ Brands, and a 1.2% increase in unit pricing resulting from favorable product mix changes. This sales improvement was partially offset by a 2.1% volume decline for branded carbonated soft drinks due to weak demand in certain regional markets.

Gross Profit Gross profit approximated 33.9% of net sales for Fiscal 2012, which represents a 2.5% margin decline compared to Fiscal 2011. During Fiscal 2011 we benefited from sales of certain high margin products to overseas locations. These sales were impacted during Fiscal 2012 and, accordingly, gross margins returned to more normalized levels. The gross margin decline is also due to higher raw material costs and other changes in product mix. Cost of sales increased 5.3% on a per case basis.

Gross profit approximated 36.4% of net sales for Fiscal 2011, which represents a 3.2% margin improvement over Fiscal 2010. This gross margin improvement is primarily due to favorable changes in brand and package mix. Cost of sales decreased 3.7% on a per case basis.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses Selling, general and administrative expenses were $146.2 million or 23.2% of net sales for Fiscal 2012 compared to $155.9 million or 26.0% of net sales for Fiscal 2011. The decline in expenses is due to a decrease in marketing and administrative expenses.

Selling, general and administrative expenses were $155.9 million or 26.0% of net sales for Fiscal 2011 compared to $145.2 million or 24.5% of net sales for Fiscal 2010. The increase in expenses was primarily due to additional investment in expanded distribution, including expanded marketing and selling programs. Marketing costs reflect increased cooperative advertising programs with customers and increased brand support expenditures.

Interest Expense and Other Expense—Net Interest expense is comprised of interest on borrowings and fees related to maintaining lines of credit. Other expense is net of interest income of $69,000 for Fiscal 2012, $140,000 for Fiscal 2011 and $229,000 for Fiscal 2010. The decline in interest income for Fiscal 2012 is due to lower average invested balances and investment yields. The decline in interest income for Fiscal 2011 is due to lower investment yields.

Income Taxes Our effective tax rate was approximately 34.2% for Fiscal 2012, 34.9% for Fiscal 2011 and 36.1% for Fiscal 2010. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes and the manufacturing deduction. See Note 8 of Notes to Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL CONDITION

Liquidity and Capital Resources Our principal source of funds is cash generated from operations, which may be supplemented by borrowings available under our credit facilities. The Company maintains $75 million unsecured revolving credit facilities of which $2.4 million was utilized for standby letters of credit at April 28, 2012. We believe that existing capital resources will be sufficient to meet our capital requirements for the foreseeable future. See Note 4 of Notes to Consolidated Financial Statements.

We continually evaluate capital projects to expand our production capacity, enhance packaging capabilities or improve efficiencies at our manufacturing facilities. Expenditures for property, plant and equipment amounted to $9.9 million for Fiscal 2012; there were no material capital expenditure commitments at April 28, 2012.

The Company paid special cash dividends of $106.3 million ($2.30 per share) on February 14, 2011 and $62.3 million ($1.35 per share) on January 22, 2010.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $6.3 million for Fiscal 2012, $6.0 million for Fiscal 2011 and $5.9 million for Fiscal 2010. At April 28, 2012, management fees payable to CMA were $3.0 million. See Note 5 of Notes to Consolidated Financial Statements.

Cash Flows During Fiscal 2011 and Fiscal 2010, cash flow was significantly impacted by the payment of two special cash dividends aggregating $168.6 million.

During Fiscal 2012, $37.7 million was provided by operating activities, which was offset by $9.9 million used in investing activities. Cash provided by operating activities decreased $17.6 million primarily due to increases in trade receivables and inventories as well as a decline in accrued liabilities. Cash used in investing activities decreased $1.5 million due to lower capital expenditures.

During Fiscal 2011, $55.3 million was provided by operating activities, offset by $11.3 million used in investing activities and a special cash dividend payment of $106.3 million. Cash provided by operating activities increased $.9 million primarily due to higher earnings. Cash used in investing activities increased $3.0 million due to expanded capital investments.

Financial Position During Fiscal 2012, our working capital increased $38.9 million to $69.8 million due to cash provided by operating activities. Trade receivables increased $5.7 million, which represents an increase in days sales outstanding from approximately 33.4 days to 33.9 days, and inventories increased $7.5 million, which represents a reduction in annual inventory turns from 11.7 to 11 times. These increases are primarily due to the commencement of a new Strategic Alliance agreement in the latter part of Fiscal 2012. The increase in inventory is also due to higher raw material costs and quantity increases related to anticipated sales growth. Prepaid and other assets decreased $4.0 million due to a decline in the fair value of derivative assets. See Note 6 of Notes to Consolidated Financial Statements. At April 28, 2012, the current ratio was 1.9 to 1, as compared to 1.4 to 1 at April 30, 2011.

During Fiscal 2011, our working capital decreased $62.0 million to $30.9 million due to the special cash dividend paid in February 2011. Inventory decreased $1.3 million due to reduced inventory quantities. Prepaid and other assets increased $4.2 million primarily due to an increase in the fair value of derivative assets. At April 30, 2011, the current ratio was 1.4 to 1, as compared to 2.3 to 1 at May 1, 2010.

CONTRACTUAL OBLIGATIONS

Contractual obligations at April 28, 2012 are payable as follows:

(In thousands)	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$ 16,461	$ 4,261	$ 5,151	$3,673	$3,376
Purchase commitments	102,785	57,830	44,955	—	—
Total	$119,246	$62,091	$50,106	$3,673	$3,376

As of April 28, 2012, we guaranteed the residual value of certain leased equipment in the amount of $7.1 million. If the proceeds from the sale of such equipment are less than the balance required by the lease when the lease terminates July 31, 2012, the Company shall be required to pay the difference up to such guaranteed amount. The Company expects to have no loss on such guarantee.

We contribute to certain pension plans under collective bargaining agreements and to a discretionary profit sharing plan. Total contributions were $2.5 million for Fiscal 2012, $2.5 million for Fiscal 2011 and $2.3 million for Fiscal 2010. See Note 10 of Notes to Consolidated Financial Statements.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience. Since the timing and amount of claim payments vary significantly, we are not able to reasonably estimate future payments for the specific periods indicated in the table above. In connection with our self-insurance programs, we have standby letters of credit aggregating $2.4 million which expire in fiscal 2013. We expect to renew these standby letters of credit.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs comprise the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated and the best estimates routinely require adjustment.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions and historical write-offs.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if we believe such assets may be impaired. An impairment loss is recognized if the carrying amount or, for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance based on actuarial assumptions and historical claims experience.

Sales Incentives We offer various sales incentive arrangements to our customers that require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts.

FORWARD-LOOKING STATEMENTS

National Beverage and its representatives may make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 and include statements contained in this report, filings with the Securities and Exchange Commission and other reports or communications to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "plans," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions, pricing of competitive products, success in acquiring other beverage businesses, success of new product and flavor introductions, fluctuations in the costs of raw materials and packaging supplies, ability to pass along cost increases to our customers, labor strikes or work stoppages or other interruptions in the employment of labor, continued retailer support for our products, changes in consumer preferences and our success in creating products geared toward consumers' tastes, success in implementing business strategies, changes in business strategy or development plans, government regulations, taxes or fees imposed on the sale of our products, unseasonably cold or wet weather conditions and other factors referenced in this report, filings with the Securities and Exchange Commission and other reports or communications to our stockholders. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodities We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, corrugated packaging and juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. At times, we manage our exposure to this risk through the use of supplier pricing agreements that enable us to establish the purchase prices for certain commodities. Additionally, we use derivative financial instruments to partially mitigate our exposure to changes in certain raw material costs.

Interest Rates We had no debt-related interest rate exposure during Fiscal 2012. Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market investments, the yields of which fluctuate based largely on short-term Treasury rates.

Consolidated Balance Sheets

(In thousands, except share amounts)	**April 28, 2012**	April 30, 2011
ASSETS		
Current assets:		
Cash and equivalents	**$ 35,626**	$ 7,372
Trade receivables—net of allowances of $399 (2012) and $452 (2011)	**61,591**	55,912
Inventories	**40,862**	33,353
Deferred income taxes—net	**3,550**	1,493
Prepaid and other assets	**4,425**	8,403
Total current assets	**146,054**	106,533
Property, plant and equipment—net	**56,729**	55,337
Goodwill	**13,145**	13,145
Intangible assets	**1,615**	1,615
Other assets	**5,445**	6,180
	$222,988	$182,810
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 54,875**	$ 49,257
Accrued liabilities	**21,279**	26,214
Income taxes payable	**82**	132
Total current liabilities	**76,236**	75,603
Deferred income taxes—net	**14,214**	14,548
Other liabilities	**10,902**	12,323
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued	**150**	150
Common stock, $.01 par value—75,000,000 shares authorized; 50,321,559 shares (2012) and 50,262,139 shares (2011) issued	**503**	503
Additional paid-in capital	**30,425**	29,725
Retained earnings	**109,200**	65,207
Accumulated other comprehensive (loss) income	**(642)**	2,751
Treasury stock—at cost:		
Preferred stock—150,000 shares	**(5,100)**	(5,100)
Common stock—4,032,784 shares	**(12,900)**	(12,900)
Total shareholders' equity	**121,636**	80,336
	$222,988	$182,810

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

(In thousands, except per share amounts)	Fiscal Year Ended April 28, 2012	April 30, 2011	May 1, 2010
Net sales	**$628,886**	$600,193	$593,465
Cost of sales	**415,629**	381,539	396,450
Gross profit	**213,257**	218,654	197,015
Selling, general and administrative expenses	**146,169**	155,885	145,159
Interest expense	**107**	99	120
Other expense—net	**85**	20	351
Income before income taxes	**66,896**	62,650	51,385
Provision for income taxes	**22,903**	21,896	18,532
Net income	**$ 43,993**	$ 40,754	$ 32,853
Net income per share:			
Basic	**$ .95**	$ .88	$ .71
Diluted	**$ .95**	$ .88	$ .71
Weighted average common shares outstanding:			
Basic	**46,267**	46,188	46,065
Diluted	**46,448**	46,373	46,294

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(In thousands)	Fiscal Year Ended **April 28, 2012**	 April 30, 2011	 May 1, 2010
NUMBER OF COMMON SHARES ISSUED			
Beginning of year	**50,262**	50,189	50,045
Stock options exercised	**60**	73	144
End of year	**50,322**	50,262	50,189
PREFERRED STOCK			
Beginning and end of year	**$ 150**	$ 150	$ 150
COMMON STOCK			
Beginning of year	**503**	502	500
Stock options exercised	**—**	1	2
End of year	**503**	503	502
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**29,725**	28,150	27,153
Stock options exercised	**115**	208	264
Stock-based compensation	**290**	446	349
Stock-based tax benefits	**295**	921	384
End of year	**30,425**	29,725	28,150
RETAINED EARNINGS			
Beginning of year	**65,207**	130,767	160,209
Net income	**43,993**	40,754	32,853
Cash dividends	**—**	(106,314)	(62,295)
End of year	**109,200**	65,207	130,767
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME			
Beginning of year	**2,751**	3	—
Cash flow hedges	**(3,063)**	2,748	3
Other	**(330)**	—	—
End of year	**(642)**	2,751	3
TREASURY STOCK—PREFERRED			
Beginning and end of year	**(5,100)**	(5,100)	(5,100)
TREASURY STOCK—COMMON			
Beginning and end of year	**(12,900)**	(12,900)	(12,900)
TOTAL SHAREHOLDERS' EQUITY	**$121,636**	$ 80,336	$141,572
COMPREHENSIVE INCOME			
Net income	**$ 43,993**	$ 40,754	$ 32,853
Cash flow hedges	**(3,063)**	2,748	3
Other	**(330)**	—	—
Comprehensive income	**$ 40,600**	$ 43,502	$ 32,856

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)	Fiscal Year Ended April 28, 2012	April 30, 2011	May 1, 2010
OPERATING ACTIVITIES:			
Net income	**$43,993**	$ 40,754	$ 32,853
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**10,651**	11,356	12,350
Deferred income tax benefit	**(477)**	(694)	(1,026)
Loss on disposal of property, net	**7**	82	791
Stock-based compensation	**290**	446	349
Changes in assets and liabilities:			
Trade receivables	**(5,679)**	(2,078)	(99)
Inventories	**(7,509)**	1,319	4,940
Prepaid and other assets	**(2,239)**	(1,215)	8
Accounts payable	**5,618**	829	423
Accrued and other liabilities	**(6,959)**	4,503	3,796
Net cash provided by operating activities	**37,696**	55,302	54,385
INVESTING ACTIVITIES:			
Additions to property, plant and equipment	**(9,905)**	(11,389)	(8,349)
Proceeds from sale of property, plant and equipment	**53**	77	35
Net cash used in investing activities	**(9,852)**	(11,312)	(8,314)
FINANCING ACTIVITIES:			
Common stock cash dividend	**—**	(106,314)	(62,295)
Proceeds from stock options exercised	**115**	209	266
Stock-based tax benefits	**295**	921	384
Net cash provided by (used in) financing activities	**410**	(105,184)	(61,645)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	**28,254**	(61,194)	(15,574)
CASH AND EQUIVALENTS—BEGINNING OF YEAR	**7,372**	68,566	84,140
CASH AND EQUIVALENTS—END OF YEAR	**$35,626**	$ 7,372	$ 68,566
OTHER CASH FLOW INFORMATION:			
Interest paid	**$ 95**	$ 101	$ 124
Income taxes paid	**23,127**	20,816	18,541

See accompanying Notes to Consolidated Financial Statements.

National Beverage Corp. develops, manufactures, markets and sells a diverse portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages primarily in North America. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of National Beverage Corp. and all subsidiaries. All significant intercompany transactions and accounts have been eliminated. Our fiscal year ends the Saturday closest to April 30 and, as a result, an additional week is added every five or six years. Fiscal 2012, Fiscal 2011 and Fiscal 2010 consisted of 52 weeks.

Cash and Equivalents Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity of three months or less.

Derivative Financial Instruments We use derivative financial instruments to partially mitigate our exposure to changes in raw material costs. All derivative financial instruments are recorded at fair value in our Consolidated Balance Sheets. We do not use derivative financial instruments for trading or speculative purposes. Credit risk related to derivative financial instruments is managed by requiring high credit standards for counterparties and frequent cash settlements. See Note 6.

Fair Value The fair values of our cash and cash equivalents, trade receivables and accounts payable approximate their carrying amounts due to their short-term nature. The estimated fair values of our derivative financial instruments are calculated based on market rates to settle the instruments. These values represent the estimated amounts we would receive upon sale, taking into consideration current market prices and credit worthiness. See Note 6.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if we believe such assets may be impaired. An impairment loss is recognized if the carrying amount or, for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Intangible Assets Intangible assets as of April 28, 2012 and April 30, 2011 consisted of non-amortizable trademarks.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Inventories at April 28, 2012 were comprised of finished goods of $24.4 million and raw materials of $16.5 million. Inventories at April 30, 2011 were comprised of finished goods of $20.2 million and raw materials of $13.1 million. (See Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Position.)

Marketing Costs We are involved in a variety of marketing programs, including cooperative advertising programs with customers, to advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs which are expensed when the advertising takes place. Marketing costs, which are included in selling, general and administrative expenses, totaled $45.8 million in Fiscal 2012, $52.9 million in Fiscal 2011 and $44.7 million in Fiscal 2010.

Net Income Per Share Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated in a similar manner, but includes the dilutive effect of stock options, which amounted to 181,000 shares in Fiscal 2012, 185,000 shares in Fiscal 2011 and 229,000 shares in Fiscal 2010. Options to purchase 291,000 shares in Fiscal 2011 and 18,000 shares in Fiscal 2010 were not included in the calculation of diluted net income per share because these options were anti-dilutive.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Revenue Recognition Revenue from product sales is recognized when title and risk of loss pass to the customer, which generally occurs upon delivery. Our policy is not to allow the return of products once they have been accepted by the customer. However, on occasion, we have accepted returns or issued credit to customers, primarily for damaged goods. The amounts have been immaterial and, accordingly, we do not provide a specific valuation allowance for sales returns.

Sales Incentives We offer various sales incentive arrangements to our customers that require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts.

Segment Reporting We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management. We do not accumulate revenues by product classification and, therefore, it is impractical to present such information.

Shipping and Handling Costs Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $45.6 million in Fiscal 2012, $45.1 million in Fiscal 2011 and $43.0 million in Fiscal 2010. Although our classification is consistent with many beverage companies, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales.

Stock-Based Compensation Compensation expense for stock-based compensation awards is recognized over the vesting period based on the grant-date fair value estimated using the Black-Scholes model. See Note 9.

Trade Receivables We record trade receivables at net realizable value, which includes an appropriate allowance for doubtful accounts. We extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions and historical write-offs. Activity in the allowance for doubtful accounts was as follows:

(In thousands)	**Fiscal 2012**	Fiscal 2011	Fiscal 2010
Balance at beginning of year	**$452**	$ 509	$ 445
Net charge to expense	**4**	67	340
Net charge-off	**(57)**	(124)	(276)
Balance at end of year	**$399**	$ 452	$ 509

As of April 28, 2012 and April 30, 2011, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of April 28, 2012 and April 30, 2011 consisted of the following:

(In thousands)	**2012**	2011
Land	**$ 9,779**	$ 9,779
Buildings and improvements	**48,363**	47,374
Machinery and equipment	**136,019**	132,709
Total	**194,161**	189,862
Less accumulated depreciation	**(137,432)**	(134,525)
Property, plant and equipment—net	**$ 56,729**	$ 55,337

Depreciation expense was $8.5 million for Fiscal 2012, $9.3 million for Fiscal 2011 and $10.3 million for Fiscal 2010.

3. ACCRUED LIABILITIES

Accrued liabilities as of April 28, 2012 and April 30, 2011 consisted of the following:

(In thousands)	**2012**	2011
Accrued compensation	**$ 9,252**	$ 9,862
Accrued promotions	**5,450**	7,130
Accrued insurance	**1,621**	2,078
Other	**4,956**	7,144
Total	**$21,279**	$26,214

4. DEBT

At April 28, 2012, a subsidiary of the Company maintained unsecured revolving credit facilities with banks aggregating $75 million (the "Credit Facilities"). The Credit Facilities expire through July 8, 2013 and, currently, any borrowings would bear interest at .3% to .9% above LIBOR or, at our election, .5% below the banks' reference rate. At April 28, 2012, $2.4 million of the Credit Facilities was used for standby letters of credit and $72.6 million was available for borrowings.

The Credit Facilities require the subsidiary to maintain certain financial ratios, principally debt to net worth and debt to EBITDA (as defined in the loan agreements), and contain other restrictions, none of which are expected to have a material effect on our operations or financial position. At April 28, 2012, we were in compliance with all loan covenants and approximately $1.2 million of retained earnings was restricted from distribution.

5. CAPITAL STOCK AND TRANSACTIONS WITH RELATED PARTIES

The Company paid special cash dividends of $106.3 million ($2.30 per share) on February 14, 2011 and $62.3 million ($1.35 per share) on January 22, 2010.

In April 2012, the Board of Directors authorized an increase in the Company's Stock Buyback Program from 800,000 to 1.6 million shares of common stock. As of April 28, 2012, 502,060 shares were purchased under the program and 1,097,940 shares were available for purchase. There were no shares purchased during the last three fiscal years.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by our Chairman and Chief Executive Officer. This agreement was originated in 1991 for the efficient use of management of two public companies at the time. In 1994, one of those public entities, through a merger, no longer was managed in this manner. Under the terms of the agreement, CMA provides, subject to the direction and supervision of the Board of Directors of the Company, (i) senior corporate functions (including supervision of the Company's financial, legal, executive recruitment, internal audit and management information systems departments) as well as the services of a Chief Executive Officer and Chief Financial Officer, and (ii) services in connection with acquisitions, dispositions and financings by the Company, including identifying and profiling acquisition candidates, negotiating and structuring potential transactions and arranging financing for any such transaction. CMA, through its personnel, also provides, to the extent possible, the stimulus and creativity to develop an innovative and dynamic persona for the Company, its products and corporate image. In order to fulfill its obligations under the management agreement, CMA employs numerous individuals, whom, acting as a unit, provide management, administrative and creative functions for the Company. The management agreement provides that the Company will pay CMA an annual base fee equal to one percent of the consolidated net sales of the Company, and further provides that the Compensation and Stock Option Committee and the Board of Directors may from time to time award additional incentive compensation to CMA. While our sales from inception of this agreement have increased 63% and enterprise value has increased 896%, no incentive compensation has been paid. We incurred management fees to CMA of $6.3 million for Fiscal 2012, $6.0 million for Fiscal 2011 and $5.9 million for Fiscal 2010. Included in accounts payable were amounts due CMA of $3.0 million at April 28, 2012.

6. DERIVATIVE FINANCIAL INSTRUMENTS

We have entered into various aluminum swap contracts to partially mitigate our exposure to changes in the cost of aluminum cans through April 2013. The financial instruments were designated and accounted for as a cash flow hedge. Accordingly, gains or losses attributable to the effective portion of the cash flow hedge are reported in Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings through cost of sales in the period in which the hedged transaction affects earnings. The ineffective portion of the change in fair value of our cash flow hedge was immaterial. The following summarizes the gains (losses) recognized in the Consolidated Statements of Income and AOCI relative to the cash flow hedge:

(In thousands)	**Fiscal 2012**	Fiscal 2011	Fiscal 2010
Recognized in AOCI—			
(Loss) gain before income taxes	**$(4,484)**	$3,650	$603
Less income tax (benefit) provision	**(1,642)**	1,299	214
Net	**(2,842)**	2,351	389
Reclassified from AOCI to cost of sales—			
Gain (loss) before income taxes	**290**	(617)	599
Less income tax provision (benefit)	**69**	(220)	213
Net	**221**	(397)	386
Net change to AOCI	**$(3,063)**	$2,748	$ 3

As of April 28, 2012, the notional amount of our outstanding aluminum swap contracts was $21.7 million and, assuming no change in the commodity prices, $503,000 of unrealized net loss (before tax) will be reclassified from AOCI and recognized in earnings over the next twelve months. See Note 1.

As of April 28, 2012, the fair value of the derivative liability was $503,000, which was included in Accrued liabilities. As of April 30, 2011, the fair value of the derivative asset was $4.3 million, which was included in Prepaid and other assets. Such valuation does not entail a significant amount of judgment and the inputs that are significant to the fair value measurement are Level 2 in the fair value hierarchy as they are observable market based inputs or unobservable inputs that are corroborated by market data.

7. OTHER EXPENSE

Other expense (income) consisted of the following:

(In thousands)	**Fiscal 2012**	Fiscal 2011	Fiscal 2010
Interest income	**$ (69)**	$(140)	$(229)
Loss on disposal of property, net	**7**	82	291
Other	**147**	78	289
Total	**$ 85**	$ 20	$ 351

8. INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

(In thousands)	**Fiscal 2012**	Fiscal 2011	Fiscal 2010
Current	**$23,380**	$22,590	$19,558
Deferred	**(477)**	(694)	(1,026)
Total	**$22,903**	$21,896	$18,532

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Deferred tax assets and liabilities as of April 28, 2012 and April 30, 2011 consisted of the following:

(In thousands)	2012	2011
Deferred tax assets:		
Accrued expenses and other	**$ 5,173**	$ 4,893
Inventory and amortizable assets	**450**	497
Total deferred tax assets	**5,623**	5,390
Deferred tax liabilities:		
Property	**16,186**	16,889
Intangibles and other	**101**	1,556
Total deferred tax liabilities	**16,287**	18,445
Net deferred tax liabilities	**$10,664**	$13,055
Current deferred tax assets—net	**$ 3,550**	$ 1,493
Noncurrent deferred tax liabilities—net	**$14,214**	$14,548

The reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.7**	2.4	2.8
Manufacturing deduction benefit	**(3.1)**	(3.0)	(2.0)
Other differences	**(.4)**	.5	.3
Effective income tax rate	**34.2%**	34.9%	36.1%

As of April 28, 2012, the gross amount of unrecognized tax benefits was $4.5 million, of which $89,000 was recognized as tax benefit in Fiscal 2012. If we were to prevail on all uncertain tax positions, the net effect would be to reduce our tax expense by approximately $3.6 million. A reconciliation of the changes in the gross amount of unrecognized tax benefits, which amounts are included in "Other liabilities" in the accompanying consolidated balance sheets, is as follows:

(In thousands)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Beginning balance	**$4,687**	$3,997	$3,662
Increases due to current period tax positions	**408**	857	391
Decreases due to lapse of statute of limitations	**(547)**	(167)	(56)
Ending balance	**$4,548**	$4,687	$3,997

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of April 28, 2012, unrecognized tax benefits included accrued interest of $540,000, of which approximately $20,000 was recognized as a tax benefit in Fiscal 2012.

We file annual income tax returns in the United States and in various state and local jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most probable outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. The resolution of any particular uncertain tax position could require the use of cash and an adjustment to our provision for income taxes in the period of resolution. Federal income tax returns for fiscal years subsequent to 2007 are subject to examination. Generally, the income tax returns for the various state jurisdictions are subject to examination for fiscal years ending after fiscal 2007.

9. STOCK-BASED COMPENSATION

Our stock-based compensation program is a broad-based program designed to attract and retain employees while also aligning employees' interests with the interests of the stockholders.

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,800,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,800,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to officers and certain other key employees and consultants by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,680,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally have an exercise price equal to the fair market value of our common stock on the date of grant, vest over a five-year period and expire after ten years.

The Special Stock Option Plan provides for the issuance of stock options to purchase up to an aggregate of 1,800,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. The vesting schedule and exercise price of these options are tied to the recipient's ownership level of common stock and the terms generally allow for the reduction in exercise price upon each vesting period. Also, the Board of Directors authorized the issuance of options to purchase up to 50,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 240,000 shares of common stock to key employees, consultants, directors and officers. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 6,000 shares in any two-year period. Options under the KEEP Program are forfeited in the event of the sale of shares used to acquire such options. Options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and the exercise price reduces to the stock par value at the end of the six-year vesting period.

We account for stock options under the fair value method of accounting using a Black-Scholes valuation model to estimate the stock option fair value at date of grant. The fair value of stock options is amortized to expense over the vesting period. Stock options granted were 3,000 KEEP shares in Fiscal 2012, 301,500 shares in Fiscal 2011 and 3,000 KEEP shares in Fiscal 2010. The weighted average Black-Scholes fair value assumptions for stock options granted are as follows: weighted average expected life of 8 years for Fiscal 2012, 7.5 years for Fiscal 2011 and 8 years for Fiscal 2010; weighted average expected volatility of 42.9% for Fiscal 2012, 48.6% for Fiscal 2011 and 52.2% for Fiscal 2010; weighted average risk free interest rates of 2.5% for Fiscal 2012, 2.8% for Fiscal 2011 and 3.4% for Fiscal 2010; and expected dividend yield of 5.3% for Fiscal 2012, 4.3% for Fiscal 2011 and 4% for Fiscal 2010. The expected life of stock options was estimated based on historical experience. The expected volatility was estimated based on historical stock prices for a period consistent with the expected life of stock options. The risk free interest rate was based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of stock options. Forfeitures were estimated based on historical experience.

The following is a summary of stock option activity for Fiscal 2012:

	Number of Shares	Price[a]
Options outstanding, beginning of year	601,620	$7.51
Granted	3,000	6.14
Exercised	(59,420)	1.94
Cancelled	(32,580)	9.14
Options outstanding, end of year	512,620	7.24
Options exercisable, end of year	252,677	5.27

(a) Weighted average exercise price.

Stock-based compensation expense was $290,000 for Fiscal 2012, $446,000 for Fiscal 2011 and $349,000 for Fiscal 2010. The total fair value of shares vested was $513,000 for Fiscal 2012, $135,000 for Fiscal 2011 and $402,000 for Fiscal 2010. The total intrinsic value for stock options exercised was $758,000 for Fiscal 2012, $799,000 for Fiscal 2011 and $1,498,000 for Fiscal 2010. Net cash proceeds from the exercise of stock options were $115,000 for Fiscal 2012, $209,000 for Fiscal 2011 and $266,000 for Fiscal 2010. Stock-based income tax benefits aggregated $295,000 for Fiscal 2012, $921,000 for Fiscal 2011 and $384,000 for Fiscal 2010. The weighted average fair value for stock options granted was $8.16 for Fiscal 2012, $6.35 for Fiscal 2011 and $7.43 for Fiscal 2010.

As of April 28, 2012, unrecognized compensation expense related to the unvested portion of our stock options was $636,000, which is expected to be recognized over a weighted average period of 3.4 years. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of April 28, 2012 was 5.1 years and $3.8 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of April 28, 2012 was 4.0 years and $2.4 million, respectively.

We have a stock purchase plan which provides for the purchase of up to 1,536,000 shares of common stock by employees who (i) have been employed for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of April 28, 2012, no shares have been issued under the plan.

10. PENSION PLANS

The Company contributes to certain pension plans under collective bargaining agreements and to a discretionary profit sharing plan. Total contributions (including contributions to multi-employer plans reflected below) were $2.5 million for Fiscal 2012, $2.5 million for Fiscal 2011 and $2.3 million for Fiscal 2010.

The Company participates in various multi-employer defined benefit pension plans covering certain employees whose employment is covered under collective bargaining agreements. Under the Pension Protection Act ("PPA"), if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. If the Company chooses to stop participating in the multi-employer plan, the Company could be required to pay the plan a withdrawal liability based on the underfunded status of the plan.

Summarized below is certain information regarding the Company's participation in significant multi-employer pension plans including the financial improvement plan or rehabilitation plan status ("FIP/RP Status"). The most recent PPA zone status available in Fiscal 2012 and Fiscal 2011 is for the plan's years ending December 31, 2010 and 2009, respectively.

	PPA Zone Status			
Pension Fund	Fiscal 2012	Fiscal 2011	FIP/RP Status	Surcharge Imposed
Central States, Southeast and Southwest Areas Pension Plan (EIN no. 36-6044243) (the "CSSS Fund")	Red	Red	Implemented	Yes
Western Conference of Teamsters Pension Trust Fund (EIN no. 91-6145047) (the "WCT Fund")	Green	Green	Not applicable	No

For the plan years ended December 31, 2010 and December 31, 2009, respectively, the Company was not listed in the pension trust fund forms 5500 as providing more than 5% of the total contributions for the plans. The collective bargaining agreements covering the above pension trust funds expire on October 18, 2016 for the CSSS Fund and May 14, 2016 for the WCT Fund.

The Company's contributions for all multi-employer pension plans for the last three fiscal years are as follows:

(In thousands)	**Fiscal 2012**	Fiscal 2011	Fiscal 2010
CSSS Fund	**$ 944**	$ 897	$ 840
WCT Fund	**455**	612	505
Other multi-employer pension funds	**244**	224	194
Total	**$1,643**	$1,733	$1,539

11. COMMITMENTS AND CONTINGENCIES

We lease buildings, machinery and equipment under various non-cancelable operating lease agreements expiring at various dates through 2020. Certain of these leases contain scheduled rent increases and/or renewal options. Contractual rent increases are taken into account when calculating the minimum lease payment and recognized on a straight-line basis over the lease term. Rent expense under operating lease agreements totaled approximately $9.3 million for Fiscal 2012, $10.0 million for Fiscal 2011 and $8.9 million for Fiscal 2010.

Our minimum lease payments under non-cancelable operating leases as of April 28, 2012 were as follows:

(In thousands)	
Fiscal 2013	$ 4,261
Fiscal 2014	2,925
Fiscal 2015	2,226
Fiscal 2016	1,987
Fiscal 2017	1,686
Thereafter	3,376
Total minimum lease payments	$16,461

As of April 28, 2012, we guaranteed the residual value of certain leased equipment in the amount of $7.1 million. If the proceeds from the sale of such equipment are less than the balance required by the lease when the lease terminates July 31, 2012, the Company shall be required to pay the difference up to such guaranteed amount. The Company expects to have no loss on such guarantee.

We enter into various agreements with suppliers for the purchase of raw materials, the terms of which may include variable or fixed pricing and minimum purchase quantities. As of April 28, 2012, we had purchase commitments for raw materials of $57.8 million for Fiscal 2013 and $45.0 million for Fiscal 2014.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. We do not expect the ultimate disposition of such matters to have a material adverse effect on our consolidated financial position or results of operations.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FISCAL 2012				
Net sales	**$169,080**	**$157,974**	**$136,401**	**$165,431**
Gross profit	**61,074**	**54,103**	**45,235**	**52,845**
Net income	**13,435**	**11,123**	**7,904**	**11,531**
Net income per share—basic	**$ .29**	**$ .24**	**$ .17**	**$ .25**
Net income per share—diluted	**$ .29**	**$ .24**	**$ .17**	**$ .25**
FISCAL 2011				
Net sales	$165,030	$151,127	$131,926	$152,110
Gross profit	58,488	56,355	49,530	54,281
Net income	12,053	10,207	7,407	11,087
Net income per share—basic	$ .26	$ .22	$ .16	$ .24
Net income per share—diluted	$ .26	$ .22	$ .16	$ .24

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Beverage Corp.

We have audited the accompanying consolidated balance sheets of National Beverage Corp. as of April 28, 2012 and April 30, 2011 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended April 28, 2012. We also have audited National Beverage Corp.'s internal control over financial reporting as of April 28, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). National Beverage Corp.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Beverage Corp. as of April 28, 2012 and April 30, 2011 and the results of its operations and its cash flows for each of the years in the three-year period ended April 28, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, National Beverage Corp. maintained, in all material respects, effective internal control over financial reporting as of April 28, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

McGladrey LLP

McGladrey LLP
West Palm Beach, Florida
July 12, 2012

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of National Beverage Corp., par value $.01 per share, ("Common Stock") is listed on The NASDAQ Global Select Market under the symbol "FIZZ." The following table shows the range of high and low prices per share of the Common Stock for the fiscal quarters indicated:

	Fiscal Year Ended			
	April 28, 2012		April 30, 2011	
	High	**Low**	High	Low
First Quarter	**$15.52**	**$13.41**	$14.41	$10.77
Second Quarter	**$17.76**	**$13.77**	$15.23	$12.32
Third Quarter	**$17.72**	**$15.60**	$15.45	$12.44
Fourth Quarter	**$17.03**	**$13.30**	$14.69	$12.30

At July 3, 2012, there were approximately 6,000 holders of our Common Stock, the majority of which hold their shares in the names of various dealers and/or clearing agencies.

The Company paid special cash dividends of $106.3 million ($2.30 per share) on February 14, 2011 and $62.3 million ($1.35 per share) on January 22, 2010. See Note 4 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

In April 2012, the Board of Directors authorized an increase in the Company's Stock Buyback Program from 800,000 to 1.6 million shares of Common Stock. As of April 28, 2012, 502,060 shares were purchased under the program and 1,097,940 shares were available for purchase. There were no shares purchased during the last three fiscal years.

Performance Graph

The following graph shows a comparison of the five-year cumulative returns of an investment of $100 cash on April 28, 2007, assuming reinvestment of dividends, in (i) our Common Stock, (ii) the NASDAQ Composite Index and (iii) a company-constructed peer group consisting of Coca-Cola Bottling Company Consolidated and Cott Corporation. Based on the cumulative total return below, an investment in our Common Stock on April 28, 2007 provided a compounded annual return of approximately 9.2% as of April 28, 2012.

Comparison of 5-Year Cumulative Total Return

among National Beverage Corp., the NASDAQ Composite Index, and a Peer Group


$180
$160
$140
$120
$100
$80
$60
$40
$20
0
4/28/07
5/3/08
5/2/09
5/1/10
4/30/11
4/28/12
National Beverage
NASDAQ Composite
Peer Group

	4/28/07	5/3/08	5/2/09	5/1/10	4/30/11	**4/28/12**
National Beverage Corp.	$100.00	$65.86	$85.65	$104.98	$147.50	**$155.55**
NASDAQ Composite	100.00	92.99	68.86	97.61	118.78	**122.43**
Peer Group	100.00	38.26	38.99	63.95	74.62	**61.14**

Corporate Data

Directors

Nick A. Caporella
Chairman of the Board & Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Cecil D. Conlee*
Founding Partner
CGR Advisors

Samuel C. Hathorn, Jr.*
Retired Chief Executive Officer
Trendmaker Development Co.

Joseph P. Klock, Jr., Esq.*
Partner
Rasco, Klock, Reininger, Perez, Esquenazi, Vigil & Nieto

Stanley M. Sheridan*
Retired President
Faygo Beverages, Inc.

*Member Audit Committee

Corporate Management

Nick A. Caporella
Chairman of the Board & Chief Executive Officer

Joseph G. Caporella
President

George R. Bracken
Executive Vice President–Finance

Dean A. McCoy
Senior Vice President & Chief Accounting Officer

Gregory P. Cook
Vice President–Controller

Brent R. Bott
Executive Director–Consumer Marketing

Gregory J. Kwederis
Executive Director–Beverage Analyst

Timothy C. Barker
Senior Director–Strategic IT

Vanessa C. Walker
Senior Director–Strategic Brand Management

Richard S. Berkes
Director–Risk Management

Glenn G. Bryan
Director–Tax

Subsidiary Management

Dennis L. Thompson
President
BevCo Sales, Inc.

John R. Hagan
Senior Executive Vice President–Chief Operating Officer
Shasta Beverages, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Sundance Beverage Company

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

Charles A. Maier
Executive Vice President
Foodservice
Shasta Sales, Inc.

John F. Hlebica
Vice President
Shasta Beverages Intl., Inc.

Worth B. Shuman III
Vice President
Military Sales

Martin J. Rose
General Manager
Shasta Vending

Subsidiaries

BevCo Sales, Inc.
Beverage Corporation Intl., Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Beverage Vending Company
National Retail Brands, Inc.
NewBevCo, Inc.
NutraFizz Products Corp.
PACO, Inc.
Shasta Beverages, Inc.
Shasta Beverages Intl., Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

Corporate Offices

8100 Southwest Tenth Street
Fort Lauderdale, FL 33324
954-581-0922

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, October 5, 2012 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Jeff Fuqua Boulevard, Orlando, FL 32827

Financial and Other Information

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address or at 877-NBC-FIZZ (877-622-3499).

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com

Stock Exchange Listing

Common Stock is listed on The NASDAQ Global Select Market—symbol *FIZZ.*

Transfer Agent and Registrar

Computershare
480 Washington Boulevard
Jersey City, NJ 07310-1900
888-313-1476
www.cpushareownerservices.com

Independent Registered Public Accounting Firm

McGladrey LLP
West Palm Beach, FL

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

National Beverage Corp.
8100 Southwest Tenth Street / Fort Lauderdale, Florida 33324
954.581.0922 / www.nationalbeverage.com